Mail Stop 4-6


April 26, 2005


Mr. Brian Bonar
Chief Executive Officer
Dalrada Financial Corporation
9449 Balboa Avenue, Suite 211
San Diego, California 92123

Re:	Dalrada Financial Corporation
	Amendment No. 1 to Registration Statement on Form SB-2
	File No. 333-120019

      Form 10-KSB for the fiscal year ended June 30, 2004
      Form 10-QSB for the fiscal quarter ended December 31, 2004
	File No. 0-12641

Dear Mr. Bonar:

      We have reviewed your filings and have the following
comments.
We welcome any questions you may have about our comments or any other
aspect of our review.   Feel free to call us at the telephone
numbers
listed at the end of this letter.

General

1. Please submit a separate request for withdrawal of your registration statement on Form S-2, File No. 333-55874, filed February 20, 2001 using EDGAR form type "RW." In your request, please provide the information required under Rule 477 of Regulation
C.

Amendment No. 1 to Registration Statement on Form SB-2

Security Ownership

2. Please update your ownership information to a more recent date than December 31, 2004.

Signatures

3. Please indicate on your registration statement that Randall
Jones
is signing in the capacity of the controller or principal accounting officer. Please see Instructions to Form SB-2.

Form 10-KSB for the fiscal year ended June 30, 2004

Item 8A. Controls and Procedures

4. Please confirm whether your disclosure controls and procedures with respect to "information required to be disclosed" were effective as of June 30, 2004. Please see Rule 13a-15 of the Exchange Act for additional guidance.

5. With respect to your internal controls, we note your statement that there "have not been any significant changes in [y]our internal controls over financial reporting." Pursuant to Item 308(c) of Regulation S-K, please confirm whether there were any changes to internal controls at the quarter end. We note that your second quarter Form 10-QSB tracked the language of Item 308(c).

Form 10-QSB for the fiscal quarter ended December 31, 2004

Item 3. Controls and Procedures

6. We note that based on your evaluation of your disclosure controls and procedures as of December 31, 2004, you are "adding a new corporate general ledger system, have hired a new chief accounting officer and are working to improve the design and operations of [y]our disclosure controls." Your discussion, however, does not state the result of your evaluation as to the effectiveness of your disclosure controls and procedures on December 31, 2004. Please revise to state whether your disclosure controls and procedures were effective as of December 31, 2004.


*              *              *              *


      As appropriate, please amend your registration statement and Exchange Act filings, as required, in response to these comments. Responses to our comments or your Exchange Act filings should be provided un within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Lisa Mitrovich at (202) 942-1836 if you have questions or comments on the financial statements and related matters. Please contact Daniel Lee at (202) 942-1871 with any other questions. If you need further assistance, you may contact me at
(202) 942-1800.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Owen Naccarato, Esq.
	Naccarato & Associates
	19600 Fairchild, Suite 260
	Irvine, California 92612
	Telephone:  (949) 851-9261
	Facsimile:  (949) 851-9262